February 03, 2010

Karl Hiller
Joanna Lam
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

RE:	China Prosperous Clean Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 31, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009 Filed May 15, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009 Filed August 14, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009 Filed November 12, 2009
File No. 000-53224

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

General

1. We understand that you have operations in China where there are restrictions on the conversion of local currencies to foreign currencies. Given the significance of your operations in China, it appears that you should provide the disclosures required under Rule 4-08(e) of Regulation S-X and FRC §213.02.

Response:

We have disclosed the impact of China’s foreign currency regulations on us under the “Item 1A: Risk Factors”, page 14 and 15 of our Form 10-K for year ended December 31, 2008, which was filed on March 31, 2009, as follows:

“Capital outflow policies in the People’s Republic of China may hamper our ability to remit income to the United States.

     The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency outside of the PRC. We receive substantially all of our revenues in Renminbi. Under the existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required in those cases in which Renminbi is to be converted into foreign currency and remitted out of the PRC to pay capital expenses, such as the repayment of bank loans denominated in foreign currencies. The PRC government also may at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Although we do not import goods into or export goods out of the People’s Republic of China, fluctuation of the RMB may indirectly affect our financial condition by affecting the volume of cross-border money flow.

     The value of the RMB fluctuates and is subject to changes in the People’s Republic of China political and economic conditions. Since July 2005, the conversion of RMB into foreign currencies, including USD, has been based on rates set by the People’s Bank of China which are set based upon the interbank foreign exchange market rates and current exchange rates of a basket of currencies on the world financial markets. As of December 31, 2008, the exchange rate between the RMB and the United States dollar was 6.8346 RMB to every one USD.”

We will also add a Risk Factors Footnote in our financial statement for the year ended December 31, 2008, which will be disclosed in the amended Form 10-K for year ended December 31, 2008, as below:

Note 16 – Risk Factors

The Company's operations are carried out in the PRC. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. The Company's business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Report of Independent Registered Public Accounting Firm, page 32

2. We note that Patrizio & Zhao, LLC, has opined on your financial statements as of and for the year ended December 31, 2008 and states in its introductory paragraph that the financial statements as of December 31, 2007 were audited by other auditors. Since you are required to provide two years of audited financial statements in your annual report, you must include the report of the predecessor accountant in the filing. Once you have obtained permission from the predecessor accountant, and a re-issuance of the audit opinion, please amend your filing to include the report of the predecessor accountant.

Response:

We are still discussing with the predecessor accountant GC Alliance Limited with regard to their re-issuance of the audit opinion for the financial statements for year ended December 31, 2007. Once we obtained the permission and the reissued audit opinion from predecessor accountant, we will include it in the amended Form 10-K for year ended December 31, 2008.

Statements of Changes in Stockholders' Equity, page 35

3. We note your disclosure in which you explain that you have accounted for the share exchange between you and Origin Orbit as a reverse acquisition accounted for as a purchase. Given that you were a shell company before the transaction, it appears that you should refer to this transaction as a reverse merger recapitalization to not imply that you were previously a business.

When depicting such a transaction in the Statements of Changes in Shareholders' Equity, the ratio at which shares are exchanged is normally shown retroactively in the financial statements of the accounting acquirer, similar to a stock split; and the shares of the legal issuer outstanding immediately prior to the transaction are reflected within the activity section of the statement for the period in which the merger occurred, along with the fair value of the net assets or net liabilities received by the accounting acquirer. Please revise your Statements of Changes in Shareholders' Equity accordingly.

Response:

We will amend the Form 10-K for year ended December 31, 2008 in which we will refer to the share exchange transaction between us and Origin Orbit as a reverse merger recapitalization and revise the Statements of Changes in Shareholders’ Equity so that the ratio at which shares are exchanged is shown retroactively in our financial statements and the our shares outstanding immediately prior to the transaction are reflected within the activity section of the statement for the period in which the merger occurred, along with the fair value of the net assets or net liabilities received by us. The Statement of Shareholders’ Equity will be amended as follows:

Consolidated Statements of Changes in Stockholders’ Equity
For the Years Ended December 31, 2008 and 2007

						Accumulated
						other	Total
			Additional			Compre-	Stock-
	Common Stock		Paid in	Statutory	Retained	hensive	Holders'
	Shares	Amount	Capital	Reserve	Earnings	Income	Equity

Balance at December 31, 2006	6,135,000	$61	$(60)	$-	$(292)	$76	$(215)

Net income	--	--	--	--	1,242,327	--	1,242,327

Statutory reserve	--	--	--	120,511	(120,511)	--	--

Other comprehensive income	--	--	--	--	--	38,639	38,563

Balance at December 31, 2007	6,135,000	$61	$(60)	$120,511	$1,121,524	$38,639	$1,280,675

Common stock issued in
recapitalization	5,865,000	59	(59)	--	--	--	--

Additional paid-in capital	--	--	8,055,381	--	--	--	8,055,381

Net income	--	--	--	--	1,053,818	--	1,053,818

Statutory reserve	--	--	--	105,382	(105,382)	--	--

Other comprehensive income	--	--	--	--	--	372,194	372,194

Balance at December 31, 2008	12,000,000	$120	$8,055,262	$225,893	$2,069,960	$410,833	$10,762,068

Note 1-Organization and Description of Business, page 37

4. We note that Origin Orbit acquired 100% of the capital stock of Anyang Prosperous and Anyang Top on April 4, 2007. Please tell us whether these entities shared common ownership with Origin Orbit prior to being acquired.

Response:

Anyang Prosperous and Anyang Top do not share common ownership with Origin Orbit prior to April 4, 2007 when they were acquired by Origin Orbit.

Note 2-Summarv of Significant Accounting Policies, page 39

Basis of Presentation and Consolidation, page 39

5. We understand that in preparing your financial statements you have elected to follow U.S. GAAP. However, on page 24 you state that you complied with the accounting standard set by the Chinese Ministry of Finance with respect to your classification of transportation costs as a component of cost of goods sold. Please modify your documents clarifying whether you believe this is also in compliance with U.S. GAAP.

Response:

We complied with U.S. GAAP with respect to our classification of transportation costs as a component of cost of goods sold. We will amend the Form 10-K for year ended December 31, 2008 in which we will clarify that this was in compliance with U.S. GAAP.

Segment Information, page 44

6. We note your disclosure in which you indicate that you operate in one business segment. However, within MD&A you state that you carry out three types of primary operations: (1) retail sales of CNG and operation of CNG filling stations; (2) retail sales of LPG and operation of LPG filling stations; (3) wholesale of LPG and CNG. Further, you provide the operating results for each of these operations within MD&A. Please explain to us how you concluded that these operations do not represent segments that would require you to present further disaggregated financial information under the guidance of SF AS 131 [ASC no. 280.10-50]. Please note for purposes of identifying reportable business segments, you may only aggregate operating segments that meet all the criteria set forth in paragraph 17 of SF AS 131. Operating segments not meeting the quantitative thresholds may only be aggregated and presented as one reportable segment if the majority of aggregation criteria are met.

Response:

We concluded that the three types of primary operations that we carry out, as discussed in the MD&A section of the Form 10-K, do not represent segments under the provision of SFAS 131 [ASC No. 280-10-50] bases on their similar economic characteristics. Considerations of the five areas provided in SFAS 131 [ASC No. 280-10-50] paragraph 17 were given as follows when determining whether segment reporting is necessary:

a.

The nature of the products and services. As discussed in the MD&A section, both CNG and LPG are viewed as sources of “clean energy” that have been the focus of alternative energy driven by the stronger desire for more sustainable economic development and the heightened level of environmental consciousness in China. The primary method of distributing CNG and LPG is through the company-owned gas filling stations throughout the provinces where we have business presences. Our business objective is to increase the number of gas filling stations so that we can better serve our customers.

b.

The nature of production processes. As discussed in the MD&A section, both CNG and LPG are produced based mainly on nature gas. The nature of production process is similar in that they both require further mechanical processing of nature resources, which can be either nature gas or crude oil.

c.

The type of class of customer for their products and services. As discussed in the MD&A section, for both of CNG and LPG, and for both retail and wholesale operations, our ultimate customers are consumers for the use of their motor vehicles that are powered by CNG or LPG.

d.

The methods used to distribute our products or provide our services. As discussed in a. above, the primary method of distributing CNG and LPG is through the company-owned gas filling stations throughout the provinces where we have business presences.

e.

The nature of regulatory environment. As discussed in MD&A section, fuel service standards are subject to regulation by the Ministry of Construction, the General Administration of Quality Supervision, and Bureau of Inspection and Quarantine of People’s Republic of China, along with various other standards. Given the fact that both CNG and LPG are distributed primarily through our gas filling stations, the nature of regulatory environment is similar.

Note 14-Income Taxes, page 47

7. Please present a reconciliation, using percentages or dollar amounts, of the amount of your reported income tax expense to the amount of income tax expense that would result from applying domestic statutory tax rates to your pre-tax income. Refer to paragraph 47 of SF AS 109 [ASC no.740-10-S0-l2] and Rule 4- 08(h) of Regulation SOX for additional guidance.

Response:

We will amend the Form 10-K for year ended December 31, 2008 in which we will present a reconciliation, using percentages or dollar amounts, of the amount of our reported income tax expense to the amount of income tax expense that would result from applying domestic statutory tax rates to our pre-tax income.

The reconciliation that we will present is as follows:

Subsidiaries' Name	Taxable Income	Taxable Rate	Tax Amount Paid	Memo
Anyang Prosperous	$462,241	25%	$115,560
Jiaozuo Prosperous	$4,329	25%	$1,082
Pingdingshan Zhenyuan	$145	25%	0
Changzhi Zhenyuan	$15,978	25%	$3,994
Shijiazhuang Prosperous	$(6,840)	25%	0
Yantai Prosperous	0	25%	0
Weifang Prosperous	0	25%	0
Heze Prosperous	0	25%	0
Xuchang Zhenyuan	$(527)	25%	0
Fuyang Prosperous	0	25%	0
Hengshui Prosperous	0	25%	0
Linying Prosperous	$(34,968)	25%	0
Handan Prosperous	$7,975	25%	$5,633	(a)
Jinan Zhenyuan	$(217,135)	25%	0
Yangquan Zhenyuan	0	25%	0
Anyang Top	$960,775	25%	$243,650
TOTAL	$1,191,973		$369,920
(a) Tax in the amount of $3,639 paid for year of 2007 included.

Note 15-Concentration of Credit Risk, page 48

8. We note your disclosure on page 9 under the heading "Our Main Customers and Suppliers" indicating that you purchased more than 90% and 80% of your CNG and LPG from 3 major suppliers in 2008 and 2007, respectively. Please tell us why you have not disclosed information about this supplier concentration in your financial statements. Refer to paragraph 20-22 of SOP 94-6 [ASC no. 275-10- 50-16 to 18] for additional guidance.

Response:

We will amend the Form 10-K for year ended December 31, 2008 to disclose information regarding the supplier concentration, as follows:

For the fiscal year ended December 31, 2008, three main vendors accounted for approximately 56%, 11% and 9% of the Company’s total raw materials purchase, respectively. For the fiscal year ended December 31, 2007, three main vendors accounted for approximately 39%, 22% and 20% of the Company’s total raw materials purchase, respectively.

For the fiscal year ended December 31, 2008, three main customers accounted for approximately 6%, 5% and 4% of the Company’s total sales, respectively. For the fiscal year ended December 31, 2007, three main customers accounted for approximately 12%, 7% and 7% of the Company’s total sales, respectively. There was no other single customer who accounted for more than 10% of the Company’s accounts receivable as of December 31, 2008 and 2007, respectively.

As of December 31, 2008 and 2007, 100% of the Company’s cash included cash on hand and deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, the Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

For the year ended December 31, 2008, all of the Company’s sales arose in the PRC. In addition, all accounts receivable as of December 31, 2008 and 2007 were due from customers located in the PRC.

Controls and Procedures, page 49

9. Your disclosure explaining that there have been no Significant changes in your internal controls over financial reporting or in other factors that could significantly affect those controls subsequent to the date of its last evaluation does not comply with Item 308(c) of Regulation S-K.

This guidance requires that you disclose any change (rather than only significant change) in your internal control over financial reporting that occurred during the last fiscal quarter (rather than subsequent to the date of your last evaluation) that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Please modifY your disclosure accordingly. Please note this is also applicable to your interim report on Form 10-Q for the period ended September 30, 2009.

Response:

There have been no change in our internal control over financial reporting that occurred during the last fiscal quarter of fiscal year 2008 that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting. We will amend our Form 10-K for year ended December 31, 2008 and the Form 10-Q for the period ended September 30, 2009 accordingly.

Form 10-Q for the Interim Period ended September 30, 2009

Financial Statements

Statement of Cash Flows, page 6

10. We note the following presentation of activities in your statement of cash flows:

o A cash outflow to former shareholders in the amount of$I,544,757 for the nine months ended September 30, 2009 was presented as an investing activity rather than a financing activity.
o Cash flows from dividend receivable in the amounts of$78,280 and ($3,513) for the nine months ended September 30, 2009 and 2008, respectively were presented as an investing activity rather than as an operating activity.
o A deposit for buildings, machinery, and equipment in the amount of $264,335 for the nine months ended September 30, 2008 was presented as an operating activity rather than as an investing activity.
o A payment to a non-controlling interest in the amount of $202,206 for the nine months ended September 30, 2009 was presented as a financing activity. Please tell us the origin of each of these line items, and explain how your classification of these line items is consistent with the guidance in paragraph 15 through 24 of SF AS 95 [ASC no.230-10- 45-12 to 23].

Response:

We will amend the statement of cash flows for the period ended September 30, 2009 following the guidance in Paragraph 15 through 24 of SFAS 95 [ASC No. 230-10-45-12 to 23], as follows:

Consolidated Statements of Cash Flows

(Unaudited)

	For the Nine Months Ended
	September 30,
	2009	2008
	(Restated)	(Restated)
Cash flows from operating activities:
Net income	$181,245	$1,085,261
Adjustments to reconcile net income to net cash provided by
(used in) operating activities:
Depreciation	238,453	212,428
Noncontrolling interest	946	11,684
Changes in assets and liabilities:
Accounts receivable	135,567	(416,447)
Inventories	(291,240)	125,429
Advance payments	(3,883,992)	1,724,789
Dividend receivable	78,280	(3,513)
Other receivables	125,497	(3,471,766)
Other non-current assets	2,818	(5,949)
Prepaid expenses	12,540	3,754,304
Accounts payable and accrued expenses	92,260	(19,035)
Trade notes payable	73,295	--
Customer advances	503,191	(1,055,628)
Income taxes payable	(23,696)	(643,968)
Other payables	635,912	526,646
Total adjustments	(2,300,169)	738,974

Net cash provided by (used in) operating activities	(2,118,924)	1,824,235

Cash flows from investing activities:
Deposit for buildings, machinery, and equipment	--	(264,338)
Acquisition of property and equipment	(411,502)	(506,042)
Proceeds from investment income	58,636	--
Investment deposit paid	--	71,685
Repayment of loans for acquisition of subsidiaries	--	(5,105,952)
Net cash used in investing activities	(352,866)	(5,804,647)

Cash flows from financing activities:
Additional paid-in capital from shareholders	--	8,018,257
Proceeds from short-term bank loan	146,590	716,850
Due to former shareholders	--	(1,544,757)
Proceeds form shareholders	--	143,370
Proceeds from (repayments of) related party loans	(492,649)	2,757,940
Loans from third party	7,412,373	(6,491,158)
Payments to Noncontrolling interest for ownership buyback	(202,206)	--
Net cash provided by financing activities	6,864,108	3,600,502

Effect of foreign currency translation on cash	(32,657)	261,800

Net increase (decrease) in cash and cash equivalentsand restricted cash	4,359,661	(118,110)

Cash and cash equivalents and restricted cash – beginning	1,034,387	1,049,768

Cash and cash equivalents and restricted cash – ending	$5,394,048	$931,658

Supplemental disclosure information:
Interest paid	$54,602	$22,139
Income taxes paid	$74,916	$824,931

Acknowledgement Statement

In connection to responding to all the comments of the Securities and Exchange Commission, China Prosperous Clean Energy Corporation (“Company”) hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We greatly appreciate your assistance. If you have any questions or comments regarding the foregoing, please do not hesitate to contact us via phone: 86-372-3166864, also with copy to our legal counsel’s office at Bernard & Yam, LLP, Attn: Bin Zhou, Esq., 401 Broadway Suite 1708, New York, NY 10013, phone: 212-219-7783, facsimile: 212-219-3604.

Truly yours

/s/ Ben Wang
_________________________
Ben Wang

Chief Financial Officer

China Prosperous Clean Energy Corporation